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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           J. Alexander's Corporation
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             (Exact name of registrant as specified in its charter)

Tennessee                                                   62-0854056
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(State of incorporation or organization)                    (I.R.S. Employer
                                                            Identification No.)

   3401 West End Avenue, Suite 260, P.O. Box 24300, Nashville, Tennessee 37202
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(Address of principal executive offices)                       (Zip Code)

If this form relates to the registration of     If this form relates to the
a class of securities pursuant to Section       registration  of a class of
12(b) of the Exchange Act and is effective      securities pursuant to Section
pursuant to General Instruction A.(c.),         12(g) of the Exchange Act and is
please check the following box. [X]             effective pursuant to Genera
                                                Instruction  A.(d.), please
                                                check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                       Name of each exchange on which
to be so registered                       each class is to be registered
-------------------                       ------------------------------
Common Stock (par value                   American Stock Exchange
$.05 per share)

Series A Junior Preferred Stock           American Stock Exchange
Purchase Rights

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None


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Item 1.  Description of Registrant's Securities to be Registered

Common Stock:

         J. Alexander's Corporation (the "Company") is authorized to issue 10,000,000 shares of common stock, par value $.05 per share, and 1,000,000 shares of preferred stock, no par value per share. 6,851,827 shares of common stock were issued and outstanding on November 14, 2000, and no shares of preferred stock were issued and outstanding. The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders and are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors then standing for election by the holders of common stock. The holders of common stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. The holders of common stock have no preemptive rights or other rights to subscribe for shares or to convert shares of common stock into other securities.

         The Bylaws of the Company describe certain board approvals that must be obtained for transactions involving certain business combinations, including transactions with interested stockholders or transactions involving a change of control of the Company. Generally, the Bylaws mandate that the transaction be approved by a majority of disinterested directors or that it comply with specific transactional requirements stated in the Bylaws in Article 29.


Series A Junior Preferred Stock Purchase Rights

         Each share of the common stock has an attached right pursuant to the Company's shareholder rights plan. The shareholder rights plan is a plan by which the Company has distributed rights to purchase (at a rate of one right per share of common stock) one one-hundredth of a share of no par value Series A Junior Preferred Stock ("a Unit") at an exercise price of $12.00 per Unit. The rights are attached to the common stock and may be exercised only in specific circumstances, including if a person or group acquires 20% of the outstanding common stock or during the pendency of a tender or exchange offer becomes the beneficial owner of 10% or more of the outstanding common stock. Upon such an event, the rights "flip-in" and each holder will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the exercise price. All rights beneficially owned by the acquiring person or group triggering the "flip-in" will be null and void. Additionally, if a third party were to take certain action to acquire the Company, such as a merger or other business combination, the rights would "flip over" and entitle the holder to acquire shares of the acquiring person with a value of two times the exercise price. The rights are redeemable by the Company at any time before they become exercisable for $0.01 per right and expire May 16, 2004. In order to prevent dilution, the exercise price and number of right per share of common stock will be adjusted to reflect splits and combinations of, and common stock dividends on, the common stock. During 1999 the shareholder rights plan was amended by altering the definition of "acquiring person" to specify that Solidus Company (formerly Solidus LLC) and its affiliates would not become an


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acquiring person as the result of its acquisition of common stock in excess of
20% or more of common stock outstanding. The rights plan is discussed in greater detail below.

                  On May 26, 1989, the Board of Directors of the Company declared a distribution of one right for each outstanding share of common stock, to shareholders of record at the close of business on May 31, 1989 and for each share of common stock issued by the Company thereafter and prior to the distribution date (as defined in the Rights Agreement). Each right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share of no par value Series A Junior Preferred Stock, at a Purchase Price (as defined in the Rights Agreement) of $12.00 per Unit, subject to adjustment. The Purchase Price is payable in cash or by certified or bank check or bank draft payable to the order of the Company. The description and terms of the rights are set forth in a Rights Agreement between the Company and SunTrust Bank, Atlanta, as Rights Agent (as successor to Sovran Bank/Central South), as amended by Amendments to Rights Agreement dated February 22, 1999, by and between the Company and SunTrust Bank and by Amendment to Rights Agreement dated March 22, 1999, by and between the Company and SunTrust Bank; and

         The rights are attached to all certificates representing shares of outstanding common stock, and no separate rights certificates were distributed. The rights will separate from the common stock, and the distribution date will occur, upon the earlier of (i) 10 days following public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company (as defined in the Rights Agreement), any shareholder of the Company who, as of the date of the Rights Agreement, owned or had the right to acquire 20% or more of the shares of common stock, or any employee benefit plan of the Company or a subsidiary) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of the then outstanding shares of common stock, or that a person or group became a beneficial owner of 10% of the common stock during or in connection with certain tender offers or
(ii) 10 days following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 20% or more of the then outstanding shares of common stock. Until the distribution date (i) the rights will be evidenced by common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after May 31, 1989 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding common stock will also constitute the transfer of the rights associated with the common stock represented by such certificate.

         The rights are not exercisable until the distribution date and will expire at the close of business on May 16, 2004.

         As soon as practicable after the distribution date, rights certificates will be mailed to holders of record of common stock as of the close of business on the distribution date, and, thereafter, the separate rights certificates alone will represent the rights.

         In the event that (i) a person (other than the Company, any subsidiary of the Company, any shareholder of the Company who, as of the date of the Rights Agreement, was the beneficial owner of 20% or more of the shares of common stock, or any employee benefit plan of the Company or a subsidiary) becomes the beneficial owner of 20% or more of the then outstanding



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shares of common stock or (ii) during the pendency of any tender or exchange offer for common stock or prior to the expiration of 20 business days (or such later date as a majority of the Independent Directors (as defined in the Rights Agreement) may determine) after the date such tender or exchange offer is terminated or expires, a person becomes the beneficial owner of 10% or more of the then outstanding shares of common stock (unless under certain circumstances specified in the Rights Agreement), then, in each such case, each holder of a right will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right. The exercise price is the Purchase Price multiplied by the number of Units issuable upon exercise of a right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any acquiring person will be null and void.

         In the event that, at any time following the Stock Acquisition Date (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person effects a share exchange or merger with the Company and all or part of common stock is converted or exchanged for securities, cash or property of any other person, or
(iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the right.

         The Purchase Price payable, and the number of Units or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Preferred Stock, (ii) if holders of the Series A Junior Preferred Stock are granted certain rights or warrants to subscribe for Series A Junior Preferred Stock or convertible securities at less than the current market price of the Series A Junior Preferred Stock, or (iii) upon the distribution to the holders of the Series A Junior Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Series A Junior Preferred Stock prior to the date of exercise.

         At any time prior to the earlier of (i) the close of business on the Final Expiration Date (as defined in the Rights Agreement) or (ii) the close of business on the tenth day following the Stock Acquisition Date, a majority of the Independent Directors may redeem the rights in whole, but not in part, at a price of $.01 per right (the "Redemption Price"), payable, at the election of such majority of Independent Directors, in cash or shares of common stock. Immediately upon the action of a majority of the Independent Directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.


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         Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Units (or other consideration).

         Any of the provisions of the Rights Agreement may be supplemented or amended at any time prior to the distribution date without the consent of the holders of the certificates representing shares of common stock. After the distribution date, the provisions of the Rights Agreement may be supplemented or amended without the consent of the holders of the rights in order to cure any ambiguity, defect or inconsistency, to make changes which are consistent with the objectives of the Board (as defined in the Rights Agreement) in adopting the Rights Agreement (except that from and after such time as any Person becomes an Acquiring Person, no such amendment may adversely affect the interests of holders of rights), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the rights are not redeemable.

         As long as the rights are attached to the common stock, the Company will issue one right for each share of common stock issued before the distribution date. As of November 14, 2000, no shares of Series A Junior Preferred Stock were issued and outstanding. A total of 200,000 shares of Series A Junior Preferred Stock has been reserved for issuance upon exercise of the rights, subject to adjustment.

         The Units that may be acquired upon exercise of the rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

         Each Unit will have a minimum preferential quarterly dividend rate of $.01 per Unit, but will, in any event, be entitled to a dividend equal to the per share dividend declared on the common stock.

         In the event of liquidation, the holder of a Unit will receive a preferred liquidation payment equal to the greater of $12.00 per Unit or the per share amount paid in respect of a share of common stock.

         Each Unit will have one vote, voting together with the common stock. The holders of Units, voting as a separate class, shall be entitled to elect two directors if dividends on the Series A Junior Preferred Stock are in arrears for six fiscal quarters.

         In the event of any merger, share exchange or other transaction in which shares of common stock are exchanged, each Unit will be entitled to receive the per share amount paid in respect of each share of common stock.


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         The rights of holders of the Series A Junior Preferred Stock to dividends, liquidation and voting, and in the event of mergers and share exchanges, are protected by customary antidilution provisions.

         Because of the nature of the Series A Junior Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Series A Junior Preferred Stock that may be acquired upon the exercise of each right should approximate the economic value of one share of common stock.

         The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Independent Directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger or other business combination approved by a majority of the Independent Directors because the rights may be redeemed by the Company at $.01 per right at any time on or prior to the tenth day following the Stock Acquisition Date (subject to extension by a majority of such Independent Directors). Thus, the rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.



Convertible Subordinated Debentures:

         The Company's Convertible Subordinated Debentures due 2003 ("Debentures") are convertible into common stock of the Company at any time prior to maturity at $17.75 per share, subject to adjustment. An adjustment of the price per share of the Debentures could occur in the following situations: the issuance of common stock as a distribution or dividend on shares of common stock; the subdivision, reclassification, or combination of common stock; the issuance to holders of the common stock generally of rights or warrants to subscribe for common stock at less than the current market price (as defined pursuant to the Debentures) of a share of common stock; or the distributions to the holders of common stock generally of evidences of indebtedness, assets, or rights or warrants to subscribe to securities of the Company other than those mentioned above. No adjustments to the conversion price will be made, however, until cumulative adjustments amount to $0.25. In addition, the Company may make reductions to the conversion price to prevent a dividend (or an event treated as a dividend for federal income tax purposes) to be taxed to the recipient. As of January 2, 2000, 618,197 shares of common stock were reserved for issuance upon conversion of the outstanding Debentures. The Debentures are redeemable upon 30 days' notice at the option of the Company at 100% of the principal amount together with accrued interest to the redemption date. The effective interest rate on the Debentures is 8.68%. The indenture governing the Debenture requires minimum annual sinking fund payments of $1,875,000 through 2002.


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Item 2.  Exhibits

         The following exhibits are filed with this registration statement:

         1. Charter (Exhibit 3(a) of the Registrant's Report on Form 10-K for the year ended December 30, 1990, is incorporated herein by reference).
         2. Amendment to Charter dated February 7, 1997 (Exhibit (3)(a)(2) of the Registrant's Report on Form 10-K for the year ended December 29, 1996, is incorporated herein by reference).
         3. Restated Bylaws of Registrant as currently in effect (Exhibit 3(b) of the Registrant's Report on Form 10-K for the year ended January 3, 1999, is incorporated herein by reference).
         4. Rights Agreement dated May 16, 1989, by and between the Company and SunTrust Bank, Atlanta (formerly Sovran Bank/Central South) including Form of Rights Certificate and Summary of Rights (Exhibit 3 to the Report on Form 8-K dated May 16, 1989, is incorporated herein by reference).
         5. Amendments to Rights Agreement dated February 22, 1999, by and between the Company and SunTrust Bank (Exhibit 4(c) of the Company's Report on Form 10-K for the year ended January 3, 1999, is incorporated herein by reference).
         6. Amendment to Rights Agreement dated March 22, 1999, by and between the Company and SunTrust Bank (Exhibit 4(d) of the Company's Report on Form 10-K for the year ended January 3, 1999, is incorporated herein by reference).
         7. Form of Indenture dated as of May 16, 1983, between Registrant and the Bank of New York, Trustee (as successor to First American National Bank of Nashville) (Exhibit 4 of the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1983, is incorporated herein by reference).


SIGNATURE

         Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



                       J. ALEXANDER CORPORATION

                       By:  /s/ R. Gregory Lewis
                            ----------------------------------------------------
                       Name:  R. Gregory Lewis
                       Its: Executive Vice President and Chief Financial Officer

                       Date: December 29, 2000